Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On October 26, 2006, we completed our initial public offering whereby we became the successor to the business of Eagle Rock Pipeline, L.P. For purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before adjustment for equity income from equity method investees, and our share of pretax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirments of consolidated subsidiaries.

	Eagle Rock Energy Partners, L.P.
	Years Ended December 31,					Nine Months Ended September 30. 2011
	2006	2007	2008	2009	2010
Interest expense	30,873	45,513	39,056	41,535	35,118	32,966
Capitalized interest	457	1,433	391	61	416	203
Estimated interest associated with rental expense(1)	100	1,200	1,933	2,966	2,600	2,033

Total fixed charges	31,430	48,146	41,380	44,562	38,134	35,202

Net income (loss) from continuing operations before income taxes	(22,084)	(147,717)	48,861	(179,846)	(25,196)	96,699
Income from equity investees		—	—	(153)	20	12

Net income (loss) from continuing operations before income taxes before income from equity investees	(22,084)	(147,717)	48,861	(179,999)	(25,176)	96,711
Distributed income of equity investees		—	—	164	67	55
Capitalized interest	(457)	(1,433)	(391)	(61)	(416)	(203)
Depreciation of capitalized interest	11	59	104	116	128	107
Fixed chages	31,430	48,146	41,380	44,562	38,134	35,202

Total earnings	8,900	(100,945)	89,954	(135,218)	12,736	131,872

Ratio of earnings to fixed charges(2)	—	—	2.17	—	—	3.75

(1)
Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2)
For the years ended December 31, 2006, 2007, 2009 and 2010, earnings were inadequate to cover fixed charges by $22.5 million, $149.1 million, $179.8 million and $25.4 million, respectively.